UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number 001-31722

New Gold Inc.

Suite 3320 - 181 Bay Street

Toronto, Ontario M5J 2T3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-279369).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Material Change Report dated May 23, 2024
99.2	Amended and Restated Free Cash Flow Royalty Agreement dated May 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

	By:	/s/ Sean Keating
Date: May 24, 2024		Sean Keating
Vice President, General Counsel and Corporate Secretary